United States securities and exchange commission logo





                             September 7, 2023

       Spencer Collins
       Chief Legal Officer
       Arm Holdings plc
       110 Fulbourn Road
       Cambridge CB1 9NJ
       United Kingdom

                                                        Re: Arm Holdings plc
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-1
                                                            Filed September 5,
2023
                                                            File No. 333-274120

       Dear Spencer Collins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-1 filed September 5, 2023

       Part II
       Information Not Required in Prospectus
       Item 8. Exhibits and Financial Statement Schedules
       Exhibit 5.1 - Opinion of Morrison & Foerster (UK) LLP, page II-2

   1. We note the statement that the opinion relates to the sale of American Depositary Shares.
                                                         Please have counsel
provide a revised opinion that states the number of shares to be offered, including the
underwriters    overallotment amount. Further, please remove
                                                        assumption 5.9. Counsel
may not assume that the registrant is not in bankruptcy. Finally, please revise to
expressly consent to the reference to the counsel   s firm under the caption
 Spencer Collins
Arm Holdings plc
September 7, 2023
Page 2
         Legal Matters    in the prospectus. Refer to Sections II.A.1. and
II.B.3.a of Staff Legal
      Bulletin No. 19.
       You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                           Sincerely,
FirstName LastNameSpencer Collins
                                                           Division of
Corporation Finance
Comapany NameArm Holdings plc
                                                           Office of
Manufacturing
September 7, 2023 Page 2
cc:       Justin Salon
FirstName LastName